

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2020

Mark Palumbo
Chief Executive Officer
CannAssist International Corp
1548 Loch Ness Dr.
Fallbrook, CA 92028

Re: CannAssist International Corp
Offering Statement on Form 1-A/A
Filed August 25, 2020
File No. 024-11272

Dear Mr. Palumbo:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

Form 1-A/A filed August 25, 2020

Risks Related to the Company, page 9

1.   We note your response to our prior comment 2; however, it does not appear the additional risk factor has been added. In line with our previous comment, please amend your filing to add a risk factor highlighting the concentration of control and the conflicts of interest that may arise between the interests of Mr. and Mrs. Palumbo on the one hand and the company's shareholders on the other.

Marketing and Sales Strategy, page 25

2.   We note the revised disclosure provided in response to our prior comment 4. Please further expand this disclosure to explain to whom EME Ltd. and Kinetik Technologies

distribute the company's products. In addition, please provide further detail regarding the company's targeting of non-cosmetics customers as a business strategy.

<u>Exhibits</u>

3. We note the analysis provided in response to our prior comment 7. In light of the fact that the company does not have contractual agreements in place to secure its third party manufacturer, distributors, or supplier, please add a risk factor highlighting the potential impact of the inability of any of these parties to fulfill purchase orders on an as needed basis and whether or not sufficient replacements may be found in a timely manner.

4. We note your response to our prior comment 8 which states that counsel believes the units should be treated in a similar fashion as shares of capital stock under applicable state law such that an opinion that the units are "legally issued, fully paid and non-assessable" is appropriate. Please provide an analysis supporting this conclusion.

Please contact Laura Crotty at 202-551-7614 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jarvis J. Lagman